EXHIBIT 12

COMPUTATION RATIO OF EARNINGS TO FIXED CHARGES

Unit Corporation

Ratio of Earnings to Fixed Charges

The table below sets forth the ratios of earnings to fixed charges of the Company and its consolidated subsidiaries for the periods indicated. The ratios have been computed using the amounts for the Company and, its consolidated subsidiaries. Earnings available for fixed charges represent earnings from continuing operations before income taxes and fixed charges less income from investments accounted for by the equity method. Fixed charges represent interest incurred and guaranteed plus that portion of rental expense deemed to be the equivalent of interest.

	Fiscal years ended December 31,
(dollars in thousands)	2015	2014		2013	2012		2011
Income (loss) from continuing operations before income taxes	$(1,164,309)	$222,939		$301,469	$39,402		$319,002
(Income) loss from equity investments	(18)	133		238	205		295
Distribution from equity investments	—	303		144	—		—
Interest expense	31,464	16,904		14,578	13,878		4,167
Amortization of capitalized interest	38,695 (3)	5,454	(3)	3,080	4,922	(3)	1,654
Amortization of bond discount	499	467		437	259		—

Earnings	$(1,593,669)	$246,200		$319,946	$58,666		$325,118

Fixed charges(1):
Interest expense	$31,464	$16,904		$14,578	$13,878		$4,167
Capitalized interest	21,711	32,246		33,670	18,867		11,478
Amortization of bond discount	499	467		437	259		—

Total fixed charges	$53,674	$49,617		$48,685	$33,004		$15,645

Ratio of earnings to fixed charges(2)	— (4)	5.0x		6.6x	1.8x		20.8x

(1)	Fixed charges are determined as defined in instructions for Item 503 of Regulation S-K of the Securities Act
(2)	There were no shares of preferred stock outstanding during any of the time periods indicated in the table.
(3)	Amortization of capitalized interest includes the proportionate amount related to the ceiling test write-down.
(4)	Earnings for year ended December 31, 2015 were insufficient to cover fixed charges by $1.6 billion.